UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BAIYU Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

87250W301
(CUSIP Number)

June 18, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87250W301	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Hu Yuan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,900,000
	6	SHARED VOTING POWER --
	7	SOLE DISPOSITIVE POWER 3,900,000
	8	SHARED DISPOSITIVE POWER --

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,900,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.81%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]

The percentage is calculated based on the sum of (i) 19,935,688 shares of common stock of the Issuer issued and outstanding as of May 10, 2024 as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 10, 2024, and (ii) 30,000,000 shares of common stock issued on June 18, 2024 pursuant to certain Securities Purchase Agreement as set forth in the Issuer’s report on Form 8-K filed with the SEC on June 11, 2024.

CUSIP No. 87250W301	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

BAIYU Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

139, Xinzhou 11th Street, Futian District, Shenzhen City, Guangdong Province, China, 518000

Item 2(a).	Name of Person Filing:

Hu Yuan

Item 2(b).	Address of Principal Business Office or, if None, Residence:

No.122 Jianmin Street, Taohong Town, Longhui County, Shaoyang City, Hunan Province, China

Item 2(c).	Citizenship:

People’s Republic of China

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP No:

87250W301

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Item 4(a)	Amount Beneficially Owned

See response to Item 9 on the cover page.

CUSIP No. 87250W301	Page 4 of 5 Pages

Item 4(b)	Percent of Class.

See response to Item 11 on the cover page

Item 4(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote.

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote.

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of.

See response to Item 7 on the cover page.

(iii)	Shared power to dispose or to direct the disposition of.

See response to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 87250W301	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 25, 2024

HU YUAN

/s/ HU YUAN